United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 13)*

Permian Resources Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

71424F105

(CUSIP Number)

Chris Mathiesen

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0076

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 10, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71424F105	13D	Page 1 of 25 Pages

1	Names of Reporting Persons Silver Run Sponsor, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,006,422
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,006,422
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,006,422
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.7%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 71424F105	13D	Page 2 of 25 Pages

1	Names of Reporting Persons Silver Run Sponsor Manager, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,006,422
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,006,422
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,006,422
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.7%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 71424F105	13D	Page 3 of 25 Pages

1	Names of Reporting Persons REL US Centennial Holdings, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 10,052,173
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,052,173
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,052,173
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.3%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 71424F105	13D	Page 4 of 25 Pages

1	Names of Reporting Persons REL IP General Partner LP
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 10,052,173
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,052,173
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,052,173
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.3%
14	Type of Reporting Person PN

CUSIP No. 71424F105	13D	Page 5 of 25 Pages

1	Names of Reporting Persons REL IP General Partner Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 10,052,173
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,052,173
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,052,173
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.3%
14	Type of Reporting Person CO

CUSIP No. 71424F105	13D	Page 6 of 25 Pages

1	Names of Reporting Persons Riverstone Energy Limited Investment Holdings, LP
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 10,052,173
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,052,173
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,052,173
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.3%
14	Type of Reporting Person PN

CUSIP No. 71424F105	13D	Page 7 of 25 Pages

1	Names of Reporting Persons Riverstone Holdings II (Cayman) Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 10,052,173
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,052,173
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,052,173
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.3%
14	Type of Reporting Person CO

CUSIP No. 71424F105	13D	Page 8 of 25 Pages

1	Names of Reporting Persons Riverstone Non-ECI USRPI AIV, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,129,918
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,129,918
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,129,918
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.3%
14	Type of Reporting Person PN

CUSIP No. 71424F105	13D	Page 9 of 25 Pages

1	Names of Reporting Persons Riverstone Non-ECI USRPI AIV GP, L.L.C.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,129,918
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,129,918
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,129,918
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.3%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 71424F105	13D	Page 10 of 25 Pages

1	Names of Reporting Persons Riverstone Non-ECI Partners GP (Cayman), L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,129,918
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,129,918
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,129,918
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.3%
14	Type of Reporting Person PN

CUSIP No. 71424F105	13D	Page 11 of 25 Pages

1	Names of Reporting Persons Riverstone Non-ECI GP Cayman LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,129,918
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,129,918
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,129,918
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.3%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 71424F105	13D	Page 12 of 25 Pages

1	Names of Reporting Persons Riverstone Non-ECI GP Ltd.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,129,918
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,129,918
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,129,918
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.3%
14	Type of Reporting Person CO

CUSIP No. 71424F105	13D	Page 13 of 25 Pages

1	Names of Reporting Persons Riverstone VI Centennial QB Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 41,084,578
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 41,084,578
11	Aggregate Amount Beneficially Owned by Each Reporting Person 41,084,578
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.4%
14	Type of Reporting Person PN

CUSIP No. 71424F105	13D	Page 14 of 25 Pages

1	Names of Reporting Persons Riverstone Energy Partners VI, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 41,084,578
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 41,084,578
11	Aggregate Amount Beneficially Owned by Each Reporting Person 41,084,578
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.4%
14	Type of Reporting Person PN

CUSIP No. 71424F105	13D	Page 15 of 25 Pages

1	Names of Reporting Persons Riverstone Energy GP VI, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 41,084,578
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 41,084,578
11	Aggregate Amount Beneficially Owned by Each Reporting Person 41,084,578
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.4%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 71424F105	13D	Page 16 of 25 Pages

1	Names of Reporting Persons Riverstone Energy GP VI Corp
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 41,084,578
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 41,084,578
11	Aggregate Amount Beneficially Owned by Each Reporting Person 41,084,578
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.4%
14	Type of Reporting Person CO

CUSIP No. 71424F105	13D	Page 17 of 25 Pages

1	Names of Reporting Persons Riverstone Holdings LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 43,091,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 43,091,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 43,091,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.0%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 71424F105	13D	Page 18 of 25 Pages

1	Names of Reporting Persons Riverstone/Gower Mgmt Co Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 53,143,173
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 53,143,173
11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,143,173
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.3%
14	Type of Reporting Person PN

CUSIP No. 71424F105	13D	Page 19 of 25 Pages

1	Names of Reporting Persons Riverstone Management Group, L.L.C.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 53,143,173
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 53,143,173
11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,143,173
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 17.3%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 71424F105	13D	Page 20 of 25 Pages

1	Names of Reporting Persons David M. Leuschen
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 58,227,600
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 58,227,600
11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,227,600
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 19.0%
14	Type of Reporting Person IN

CUSIP No. 71424F105	13D	Page 21 of 25 Pages

1	Names of Reporting Persons Pierre F. Lapeyre, Jr.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 57,273,091
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 57,273,091
11	Aggregate Amount Beneficially Owned by Each Reporting Person 57,273,091
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.7%
14	Type of Reporting Person IN

CUSIP No. 71424F105	13D	Page 22 of 25 Pages

Explanatory Note

This Amendment No. 13 to Schedule 13D (this “Amendment No. 13”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on October 21, 2016 (as amended to date, the “Schedule 13D”), relating to the Class A Common Stock (the “Class A Common Stock”) of Permian Resources Corporation (formerly known as Centennial Resource Development, Inc.) (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.          Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented as follows:

March 2023 Sales.

On March 7, 2023, Riverstone VI Centennial QB Holdings, L.P. (“Riverstone QB Holdings”), REL US Centennial Holdings, LLC (“REL US”), Riverstone Non-ECI USRPI AIV, L.P. (“Riverstone Non-ECI”), Silver Run Sponsor, LLC (“Silver Run Sponsor”), and David M. Leuschen (collectively, the “Riverstone Parties”) sold an aggregate of 14,320,070 shares of Class A Common Stock at a price of $10.6975 per share (the “Offering”) to J.P. Morgan Securities LLC and Citigroup Global Markets Inc. (together, the “Underwriters”) pursuant to an underwriting agreement dated as of March 7, 2023 (the “Underwriting Agreement”), by and among the Issuer, the Underwriters, the Riverstone Parties and certain other selling stockholders. The Riverstone Parties granted the Underwriters a 30-day option to purchase up to an aggregate of 1,718,408 additional shares of Class A common stock, which was exercised in full and which amount is included in the 14,320,070 shares of Class A Common Stock reported as sold by the Riverstone Parties above. The Offering closed on March 10, 2023.

Pursuant to the Underwriting Agreement, each of the Riverstone Parties has agreed that, subject to specified exceptions, without the prior written consent of the Underwriters, such each Riverstone Party will not, during the period ending 60 days after the date of the final prospectus filed in connection with the Offering: (i) sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Class A Common Stock, or any options or warrants to purchase any shares of Class A Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Class A Common Stock; or (ii) engage in any hedging or other transaction, including any short sale, or any purchase, sale or grant of any put or call option, which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Riverstone Party’s shares of Class A Common Stock even if such shares would be disposed of by someone other than the Riverstone Parties.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is filed as Exhibit 11 hereto and is incorporated herein by reference.

CUSIP No. 71424F105	13D	Page 23 of 25 Pages

Item 5.          Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date hereof, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 306,968,090 shares of Class A Common Stock outstanding as of March 9, 2023, following the Offering.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Silver Run Sponsor, LLC	2,006,422	0.7%	0	2,006,422	0	2,006,422
Silver Run Sponsor Manager, LLC	2,006,422	0.7%	0	2,006,422	0	2,006,422
REL US Centennial Holdings, LLC	10,052,173	3.3%	0	10,052,173	0	10,052,173
REL IP General Partner LP	10,052,173	3.3%	0	10,052,173	0	10,052,173
REL IP General Partner Limited	10,052,173	3.3%	0	10,052,173	0	10,052,173
Riverstone Energy Limited Investment Holdings, LP	10,052,173	3.3%	0	10,052,173	0	10,052,173
Riverstone Holdings II (Cayman) Ltd.	10,052,173	3.3%	0	10,052,173	0	10,052,173
Riverstone Non-ECI USRPI AIV, L.P.	4,129,918	1.3%	0	4,129,918	0	4,129,918
Riverstone Non-ECI USRPI AIV GP, L.L.C.	4,129,918	1.3%	0	4,129,918	0	4,129,918
Riverstone Non-ECI Partners GP (Cayman), L.P.	4,129,918	1.3%	0	4,129,918	0	4,129,918
Riverstone Non-ECI GP Cayman LLC	4,129,918	1.3%	0	4,129,918	0	4,129,918
Riverstone Non-ECI GP Ltd.	4,129,918	1.3%	0	4,129,918	0	4,129,918
Riverstone VI Centennial QB Holdings, L.P.	41,084,578	13.4%	0	41,084,578	0	41,084,578
Riverstone Energy Partners VI, L.P.	41,084,578	13.4%	0	41,084,578	0	41,084,578
Riverstone Energy GP VI, LLC	41,084,578	13.4%	0	41,084,578	0	41,084,578
Riverstone Energy GP VI Corp	41,084,578	13.4%	0	41,084,578	0	41,084,578
Riverstone Holdings LLC	43,091,000	14.0%	0	43,091,000	0	43,091,000
Riverstone/Gower Mgmt Co Holdings, L.P.	53,143,173	17.3%	0	53,143,173	0	53,143,173
Riverstone Management Group, L.L.C.	53,143,173	17.3%	0	53,143,173	0	53,143,173
David M. Leuschen	58,227,600	19.0%	0	58,227,600	0	58,227,600
Pierre F. Lapeyre Jr.	57,273,091	18.7%	0	57,273,091	0	57,273,091

Silver Run Sponsor is the record holder of 2,006,422 shares of Class A Common Stock. REL US is the record holder of 10,052,173 shares of Class A Common Stock. Riverstone Non-ECI is the record holder of 4,129,918 shares of Class A Common Stock. Riverstone QB Holdings is the record holder of 41,084,578 shares of Class A Common Stock. David M. Leuschen is the record holder of 954,509 shares of Class A Common Stock.

CUSIP No. 71424F105	13D	Page 24 of 25 Pages

Mr. Leuschen and Mr. Lapeyre are the managing directors of Riverstone Management and have or share voting and investment discretion with respect to the securities beneficially owned by Riverstone Management. Riverstone Management is the general partner of Riverstone/Gower, which is the sole member of Riverstone Holdings and the sole shareholder of Riverstone Holdings II. Riverstone Holdings is the managing member of Silver Run Manager, which is the managing member of Silver Run Sponsor. As such, each of Silver Run Manager, Riverstone Management, Riverstone/Gower, Riverstone Holdings, Mr. Leuschen and Mr. Lapeyre may be deemed to have or share beneficial ownership of the securities held directly by Silver Run Sponsor. Each such entity or person disclaims beneficial ownership of these securities.

Riverstone Holdings is also the sole shareholder of Riverstone Energy Corp, which is the managing member of Riverstone Energy GP, which is the general partner of Riverstone Energy Partners, which is the general partner of Riverstone QB Holdings. As such, each of Riverstone Energy Partners, Riverstone Energy GP, Riverstone Energy Corp, Riverstone Holdings, Riverstone/Gower, Riverstone Management, Mr. Leuschen and Mr. Lapeyre may be deemed to have or share beneficial ownership of the securities held directly by Riverstone QB Holdings. Each such entity or person disclaims beneficial ownership of these securities.

Riverstone Holdings II is the general partner of Riverstone Investment, which is the sole shareholder of REL IP GP, which is the general partner of REL IP, which is the managing member of REL US. As such, each of REL IP, REL IP GP, Riverstone Investments, Riverstone Holdings II, Riverstone/Gower, Riverstone Management, Mr. Leuschen and Mr. Lapeyre may be deemed to have or share beneficial ownership of the securities held directly by REL US. Each such entity or person disclaims beneficial ownership of these securities.

Non-ECI GP Ltd. is the sole member of Non-ECI Cayman GP, which is the general partner of Non-ECI Cayman, which is the sole member of Riverstone Non-ECI GP, which is the general partner of Riverstone Non-ECI. Non-ECI GP Ltd. is managed by Mr. Leuschen and Mr. Lapeyre, who have or share voting and investment discretion with respect to the securities held of record by Riverstone Non-ECI. As such, each of Riverstone Non-ECI GP, Non-ECI Cayman, Non-ECI Cayman GP, Non-ECI GP Ltd., Mr. Leuschen and Mr. Lapeyre may be deemed to have or share beneficial ownership of the securities held directly by Riverstone Non-ECI. Each such entity or person disclaims beneficial ownership of these securities.

(c)	Except as described in Item 4, during the past 60 days neither the Reporting Persons nor any of the Related Persons has effected any transactions with respect to the Class A Common Stock.

(d)	None.

(e)	Not applicable.

CUSIP No. 71424F105	13D	Page 25 of 25 Pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
12	Underwriting Agreement, dated as of March 7, 2023, by and among Riverstone VI Centennial QB Holdings, L.P., REL US Centennial Holdings, LLC, Riverstone Non-ECI USRPI AIV, L.P., Silver Run Sponsor, LLC, David M. Leuschen, NGP Centennial Follow-On LLC, the Issuer and J.P. Morgan Securities LLC (incorporated by reference to Exhibit 99.1 to the Issuer’s current report on Form 8-K filed on March 8, 2023).

CUSIP No. 71424F105	13D	Page 1 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     March 14, 2023

Silver Run Sponsor, LLC
By:	Silver Run Sponsor Manager, LLC, its managing member

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Managing Director

Silver Run Sponsor Manager, LLC

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Managing Director

REL US Centennial Holdings, LLC
By:	REL IP General Partner LP, its managing member
By:	REL IP General Partner Limited, its general partner

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Director

REL IP General Partner LP
By:	REL IP General Partner Limited, its general partner

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Director

REL IP General Partner Limited

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Director

CUSIP No. 71424F105	13D	Page 2 of 4 Pages

Riverstone Energy Limited Investment Holdings, LP
By:	Riverstone Holdings II (Cayman) Ltd., its general partner

By:	/s/ David M. Leuschen
Name:	David M. Leuschen
Title:	Director

Riverstone Holdings II (Cayman) Ltd.

By:	/s/ David M. Leuschen
Name:	David M. Leuschen
Title:	Director

Riverstone Non-ECI USRPI AIV, L.P.
By:	Riverstone Non-ECI USRPI AIV GP, L.L.C., its general partner

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Managing Director

Riverstone Non-ECI USRPI AIV GP, L.L.C.

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Managing Director

Riverstone Non-ECI Partners GP (Cayman), L.P.
By:	Riverstone Non-ECI GP Cayman LLC, its general partner
By:	Riverstone Non-ECI GP Ltd., its sole member

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Director

CUSIP No. 71424F105	13D	Page 3 of 4 Pages

Riverstone Non-ECI GP Cayman LLC
By:	Riverstone Non-ECI GP Ltd., its sole member

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Director

Riverstone Non-ECI GP Ltd.

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Director

Riverstone VI Centennial QB Holdings, L.P.
By:	Riverstone Energy Partners VI, L.P., its general partner
By:	Riverstone Energy GP VI, LLC, its general partner

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Managing Director

Riverstone Energy Partners VI, L.P.
By:	Riverstone Energy GP VI, LLC, its general partner

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Managing Director

Riverstone Energy GP VI, LLC

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Managing Director

Riverstone Energy GP VI Corp

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Vice President

CUSIP No. 71424F105	13D	Page 4 of 4 Pages

Riverstone Holdings LLC

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Authorized Person

Riverstone/Gower Mgmt Co Holdings, L.P.
By:	Riverstone Management Group, L.L.C., its general partner

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Manager

Riverstone Management Group, L.L.C.

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Manager

David M. Leuschen

By:	/s/ David M. Leuschen

Pierre F. Lapeyre, Jr.

By:	/s/ Pierre F. Lapeyre